Roman DBDR Tech Acquisition Corp.

345 Lorton Avenue, Suite 400

Burlingame, California 94010

VIA EDGAR

October 5, 2020

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Energy & Transportation

100 F Street, NE

Washington, D.C. 20549

Attention: Kevin Dougherty

Re:	Roman DBDR Tech Acquisition Corp.

Draft Registration Statement on Form S-1

Submitted September 4, 2020

CIK No. 0001823144

Dear Mr. Dougherty:

Roman DBDR Tech Acquisition Corp. (the “Corporation,” “we,” “our” or “us”) hereby transmits the Company’s response to the comment letter received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), on September 30, 2020, regarding the Draft Registration Statement on Form S-1 submitted to the Commission on September 4, 2020.

For the Staff’s convenience, we have repeated below the Staff’s comments in bold, and have followed each comment with the Company’s response. Disclosure changes made in response to the Staff’s comments have been made in the Draft Registration Statement on Form S-1 (the “Registration Statement”), which is being filed with the Commission contemporaneously with the submission of this letter.

Draft Registration Statement on Form S-1 submitted on September 4, 2020

Summary

Business Strategy, page 6

1.	You disclose that your management team has assisted in pioneering distinct markets, and has also invested seed capital and were the initial management team for FusionIO and Violin Memory. You further disclose that FusionIO shares were offered to the public on the New York Stock Exchange in 2011 before the company was acquired by San Disk; and that Violin Memory shares were offered to the public on the New York Stock Exchange in 2013 and the company was later acquired by the Soros Fund in late 2016. For balanced disclosure, please revise to also disclose the recent developments of FusionIO and Violin Memory as public companies from their initial public offering until their acquisitions. For example, it appears that Violin Memory filed for Chapter 11 protection in 2016 and was bought by the Soros Fund in a bankruptcy auction.

Response: The Company respectfully advises the Staff that it has revised the Registration Statement (pages 4 and 77) in response to the Staff’s comment.

U.S. Securities and Exchange Commission Division of Corporation Finance October 5, 2020 Page 2 of 2

Our amended and restated certificate of incorporation will require..., page 51

2.	You disclose that the federal district courts of the United States of America shall be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act. Please disclose in this risk factor and under similar disclosure on page 108 that there is uncertainty as to whether a court would enforce such provision, and that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. In that regard, we note that Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder.

Response: The Company respectfully advises the Staff that it has revised the Registration Statement (pages 57 and 128) in response to the Staff’s comment.

* * *

We thank the Staff for its review of the foregoing and the Registration Statement. If you have further comments, please feel free to contact to our counsel, Joshua Englard, at jenglard@egsllp.com or by telephone at (212) 370-1300.

Sincerely,

/s/ Dr. Donald G. Basile

Name:	Dr. Donald G. Basile
Title:	Chairman of the Board and Co-Chief Executive Officer

cc:	Ellenoff Grossman & Schole LLP

Kirkland & Ellis LLP